P.O. Box 147
110 East Elk Street
Jackson, Nebraska 68743
Phone: 402-632-2676
Fax: 402-632-2677

June 30, 2005

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Siouxland Ethanol, LLC
Responses to Comments on Amendment No. 1 to Registration Statement on Form SB-2 and preparation and filing of Pre-Effective Amendment No. 2 to Registration Statement
File No. 333-123473
Filed on May 20, 2005

Dear Mr. Owings:

     We are in receipt of your letter dated June 9, 2005, providing comments on our Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 as filed on May 20, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 2 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

General

1. Please note that we are still considering your response to comment 1 in our letter dated April 20, 2005.

Registrant’s response: Please let us know if you need any further information from us with respect to our response to comment #1.

2. We note your response to comment 2 in our letter dated April 20, 2005. Please provide us with, or direct us to, the feasibility study to which you refer in the last paragraph on page 36 and in the second paragraph on page 45. Also, please provide us with the source of the historical grain pricing information to which you refer in the first paragraph on page 37.

Registrant’s response: We are enclosing a copy of our feasibility study. Please refer specifically to pages 1 and 20 for the data upon which we relied in making the statements on pages 36 and 45 of the prospectus and to pages 5 through 20 for historical grain pricing information.

Prospectus Summary

3. We reissue comment 11 in our letter dated April 20, 2005. Your Prospectus Summary section is too long and repeats much of the information fully discussed in other sections of your document. For example, please reduce the amount of detail in each of your subsections. As another example, please delete your bullet points in your Subscription Procedures and your Important Notices to Investors subsections.

Registrant’s response: We have revised the prospectus summary as suggested.

The Offering, page 1

4. We note your response to comment 9 in our letter dated April 20, 2005. In this section, if true, please disclose that the offering will terminate if you fail to obtain a debt financing commitment one year after this registration statement becomes effective.

Registrant’s response: The offering will end no later than one year after the registration statement becomes effective regardless of whether we have secured a debt financing commitment or not. If we are successful in selling the minimum number of units prior to the one-year anniversary of the effective date, we must meet the conditions for releasing equity proceeds from escrow which include obtaining a written debt financing commitment. Therefore, our current disclosure stating that the offering will end no later than one year from the effective date of the registration statement is accurate.

Capitalization, page 22

5. Please tell us how your pro forma presentation of long-term debt is directly attributable to the transaction, is factually supportable, and has a continuing impact, given that you have no commitment for financing. Alternatively, please revise the table be deleting the debt.

Registrant’s response: The pro forma presentation of long-term debt is directly attributable to the transaction because our project will require a certain amount of debt financing in order to be fully capitalized. Based upon discussions with potential lenders, we believe that debt financing will be available if we are successful in raising sufficient equity. Accordingly, we believe it is important to include long-term debt in our pro forma capitalization table so that investors understand the critical role debt financing plays in the capitalization of our project. We disclose in numerous places throughout the prospectus and in a footnote to the table, that we do not yet have any commitment for debt financing.

Management’s Discussion and Analysis and Plan of Operating, page 24

6. We note your response to comment 18 in our letter dated April 20, 2005. You added the first full risk factor on page 9 of your document stating that once your funds are released from escrow, you may spend these funds on “plant construction or for other project-related expenses.” However, in this subsection, you state that you do not expect to begin substantial plant construction activity before satisfying the loan commitment conditions or closing the loan transaction. Therefore, in this subsection, please disclose the circumstances under which you would begin spending your proceeds without fulfilling all of your loan conditions, signing a binding loan agreement, or receiving the loan proceeds.

Registrant’s response: We have revised this disclosure to indicate that in the unlikely event our loan commitment and Fagen, Inc., permit us to spend equity proceeds before closing our loan and receiving loan proceeds, we may spend equity proceeds on project development expenses such as securing critical operating contracts or owner’s construction costs such as site development expenses. We made no change to the disclosure that immediately follows, which alerts investors that commencement of substantial plant construction prior to securing loan proceeds would likely cause us to abandon the project.

Regional ethanol markets, page 38

7. We note your response to comment 48 in our letter dated April 20, 2005. Please discuss the costs associated with using the Williams Pipeline Terminal and whether you would sell your ethanol to a broker at the terminal or use the terminal to deliver the ethanol to its end-users. In this regard, please explain the reasons for using a group-marketing program or broker.

Registrant’s response: There are no costs associated with using the Williams Pipeline Terminal. We may sell some of our ethanol to Williams Pipeline Terminal as an alternative to using a broker to market and sell the ethanol.

Business Experience of Directors and Officers, page 57

8. We note your response to comment 55 in our letter dated April 20, 2005. However, the business experience of your officers and directors for the last five years is still unclear. Please disclose how long Tom Lynch has managed Lynch Properties, Inc., Donald “Skip” Meisner’s business experience from 2000 to March 2001, and Bill Riecher’s business experience from 2000 to December 2001.

Registrant’s response: We have revised this disclosure to clarify our directors and officers’ past business experience.

The Offering, page 63

9. We note your response to comment 10 in our letter dated April 20, 2005. In this subsection and in the Subscription Period subsection on page 64, you state that you may “abandon the project for any reason.” Please disclose possible circumstances under which you may abandon the offering.

Registrant’s response: We have revised our disclosure by stating examples of events that may cause us to abandon the offering.

Summary of Promotional and Sales Material, page 66

10. We note your response to comment 61 in our letter dated April 20, 2005. You state that you are in the process of “mailing brochures and power point presentations but have not yet completed any sales material intended to promote the sale of units offered in this prospectus.” Please tell us in greater detail the type of promotional and sales material you will use.

Registrant’s response: We expect to prepare brochures for distribution through the mail and power point presentations for investor meetings. We will provide copies of any marketing materials to the SEC and the states securities departments in each state in which we are registering units for sale prior to using such marketing materials.

Statement of Changes in Members’ Equity, page F-5

11. Please label the financial information as of March 31, 2005 as “unaudited.”

Registrant’s response: This will be incorporated into the statement of changes in members’ equity.

Statement of Cash Flows, page F-6

12. Please revise your presentation to provide the interim cash flow activity for the interim quarter ended March 31, 2005 consistent with your statement of operations on page F-4, or please revise your statement of operations to reflect the interim period from the latest fiscal year end to the interim balance sheet date. See Item 310(b) of Regulation S-B.

Registrant’s response: The Company’s year end is September 30 as noted in Note 1. The three and six month presentation for the statement of operations and the six month presentation for the statement of cash flows are consistent with this year end and the Company believes with Item 310 (b). Please advise us if you believe there is a different presentation that is required.

Notes to Financial Statements, page F-7

Note 3, Members’ Equity, page F-9

13. We note your response to comment 68 in our letter dated April 20, 2005 relating to the disclosure of any unusual rights and privileges of the units issued and outstanding. In addition,

please disclose the significant transfer restrictions on units prior to the plan becoming operational as noted on page 3. See paragraph 17-18 of SFAS129.

Registrant’s response: Prior to the commencement of plant operations, transfers of the membership units are restricted by the operating agreement and may only be made to a member’s spouse, descendants, trust or estate. Once the plant is operational, transfers of the membership units may be made to any third party if the transfer is pre-approved by our board in accordance with our operating agreement and the transfer complies with applicable tax and securities laws.

The footnote will be modified to say, “The Company has one class of membership units, which includes certain transfer restrictions as specified in the operating agreement and pursuant to applicable tax and securities laws.”

Additional Changes and Updates by the Registrant:

      We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 2 to our registration statement on Form SB-2 as follows:

Increases in Total Project Cost:

Subsequent to the filing of Pre-Effective Amendment No. 1 to Form SB-2, we have revised our estimated total project cost from $76,640,000 to $80,500,000. The increase primarily results from anticipated cost increases in the following categories:

Use of Proceeds	Original Amount	Amount of Increase	Revised Amount
Construction contingency	$1,700,000	$1,110,000	$2,810,000
Site Improvements	1,800,000	1,250,000	3,050,000
Railroad contingency	100,000	1,110,000	1,210,000

     After completing further due diligence on our prospective plant site including soil borings and other site-related tests, we revised our cost estimates to reflect the additional costs that we expect to incur in connection with building our plant on the Highway 20 plant site. The soil tests indicated that additional compaction and extra concrete work will be necessary to provide adequate stabilization for the plant. We are also considering building additional rail track to facilitate longer unit train shipments. Accordingly, we have increased our railroad contingency. Due to the uncertainty inherent in any cost estimate, we recognize the actual costs will likely vary from these estimates. However, if we learn of any development that we expect will constitute a material increase or decrease in the total project cost, we will amend our prospectus accordingly.

Tax-Exempt Revenue Bonds as Potential Source of Funds, Revised Minimum Aggregate Offering Amount and Revised Range of Debt Financing

     Subsequent to the filing of Pre-Effective Amendment No. 1 to Form SB-2, we began exploring the opportunity to utilize tax-exempt revenue bonds as part of our financing plan. Based upon our discussions with Dakota County, Nebraska and potential underwriters and lenders, we anticipate that the tax-exempt revenue bonds may replace a portion of our equity financing. Due to the preliminary stage and obvious uncertainties associated with this financing source, we have not included the bonds as part of our estimated sources of funds. However, we have revised the section entitled, “Management’s Discussion and Analysis and Plan of Operation” to inform investors about the potential tax-exempt bond financing. We have also included a new risk factor under “Risks Related to Our Financing Plan” to disclose that we do not have any contracts or commitments for the tax-exempt bonds and we do not know if we will receive these bonds or the terms and conditions upon which these bonds may be available to us.

     Based upon discussions with potential lenders and underwriters, it is possible that our senior debt lender will characterize the tax-exempt bond proceeds as equity for purposes of determining appropriate debt to equity lending ratios. Accordingly, we have revised our minimum offering amount from $19,000,000 to $15,000,000 to reflect the possibility that we may be able to capitalize the project with a lesser amount of equity if we receive sufficient bond proceeds and if our senior lender treats the entire amount of bond proceeds as equity. This change is reflected throughout the prospectus. Our new risk factor indicates that there is a risk that a senior lender may not treat the bond proceeds as equity which would increase the amount of equity necessary to fully capitalize the project. For this same reason, we have not altered the maximum aggregate amount of equity securities being offered.

     All of the foregoing changes have resulted in a change in the anticipated range of debt financing necessary to fully capitalize the project. Previously, we expected to incur debt financing ranging from a minimum of $30,640,000 to a maximum of $57,640,000, depending on the level of equity sold in the offering and the amount of grants and other financing received. Although the overall project cost estimate has increased, we now expect to receive some amount of bond proceeds which may be treated as equity. Based upon the revised minimum aggregate offering amount of $15,000,000 and the total project cost estimate of $80,500,000, we have revised our anticipated debt financing range from a minimum of $34,500,000 (this amount represents the total project cost estimate of $80,500,000 less the maximum aggregate offering amount of $46,000,000) to a maximum of $65,500,000 (this amount represents the total project cost estimate of $80,500,000 less the minimum aggregate offering amount). The actual amount of debt financing will depend on the amount of bond proceeds received, the characterization of any bond proceeds received as debt or equity by our future senior lender, the amount of equity raised in this offering and the amount of grants and any other financing received.

Updates for Legislative Developments

     We have updated the sections of the prospectus relating to federal legislation to disclose pertinent legislative developments.

Revisions in Response to Comment Letter from Nebraska Department of Banking and Finance

     In response to comments received from the Nebraska Department of Banking and Finance, we have made revisions to the SB-2 as set forth in our response letter to the Nebraska Department of Banking and Finance dated June 30, 2005.

Other Non-Substantive Revisions

     In addition to the above-described updates, we also made several minor formatting and or typographical revisions, none of which altered the substance of our registration statement.

Sincerely, SIOUXLAND ETHANOL, LLC
By:	/s/ Tom Lynch
Tom Lynch, Chairman, President and
Chief Executive Officer

Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities Thomas E. Alberts, Iowa Securities Bureau Leonore Friez, South Dakota Division of Securities